CLIFFORD CHANCE US LLP LETTERHEAD

Kathleen L. Werner
Partner

DIRECT TEL +1 212 878 8526
Kathleen.Werner@cliffordchance.com
July 25, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-0404

Attn:	Mr. Michael McTiernan Special Counsel

Re:	Corporate Property Associates 14 Incorporated/CPA:14 Holdings Inc. Registration Statement on Form S-4
Dear Mr. McTiernan:
     On behalf of Corporate Property Associates 14 Incorporated (“CPA:14”), we submit for filing a Registration Statement on Form S-4 (the “Registration Statement”) relating to the proposed merger of Corporate Property Associates 12 Incorporated (“CPA:12”), with and into CPA:14. The joint proxy statement/prospectus which is included in the Registration Statement solicits the approval of the CPA:12 stockholders with respect to the merger and a pre-merger sale of assets to W.P. Carey & Co. LLC and the approval of the CPA:14 stockholders with respect to the merger.
     If you have any questions or comments regarding this filing, please do not hesitate to call me at (212) 878-8526.
Very truly yours,
/s/ Kathleen L. Werner
Kathleen L. Werner